SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Electriq Power Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

285046108

(CUSIP Number)

John Michael Lawrie

515 N. Flagler Drive, Suite 520

West Palm Beach, Florida 33401

(561) 945-8340

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

(Page 1 of 11 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285046108	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON TLG Acquisition Founder LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,852 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,846,852 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,852 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Includes 1,000,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Common Stock”), that TLG Acquisition Founder LLC (the “Sponsor”) may purchase upon exercise of its warrants to purchase shares of Common Stock at an exercise price of $6.57 per share, which are exercisable on or after August 30, 2023.

(2)

Excludes 378,318 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held of record by Sponsor, which are subject to mandatory redemption on July 31, 2026, in cash or shares of Common Stock, at the election of the holder.

CUSIP No. 285046108	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON John Michael Lawrie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,159,352 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,159,352 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,159,352 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON IN, HC

(1)

Includes 1,000,000 shares of Common Stock that the Sponsor may purchase upon exercise of its warrants to purchase shares of Common Stock at an exercise price of $6.57 per share, which are exercisable on or after August 30, 2023. Mr. Lawrie is the manager of the Sponsor and has sole voting and dispositive power over the securities held by the Sponsor.

(2)

Excludes 1,553,318 shares of Preferred Stock, which are subject to mandatory redemption on July 31, 2026, in cash or shares of Common Stock, at the election of the holder. The 1,553,318 shares of Preferred Stock beneficially owned by Mr. Lawrie are comprised of 675,000 shares of Preferred Stock held of record by Mr. Lawrie, 500,000 shares of Preferred Stock held of record by JMLElectric LLC (“JML”) and 378,318 shares of Preferred Stock held of record by the Sponsor. Mr. Lawrie is the manager of each of JML and the Sponsor and has sole voting and dispositive power over the securities held by each of JML and the Sponsor.

CUSIP No. 285046108	SCHEDULE 13D	Page 4 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Electriq Power Holdings, Inc. (formerly known as TLG Acquisition One Corp.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 625 N. Flagler Drive, Suite 1003, West Palm Beach, Florida 33401.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	TLG Acquisition Founder LLC, a Delaware limited liability company (the “Sponsor”); and

(ii)	John Michael Lawrie, a United States citizen (“Mr. Lawrie”).

(b)	The address of the business office of each of the Reporting Persons is 515 N. Flagler Drive, Suite 520 West Palm Beach, Florida 33401.

(c)

The principal business of the Sponsor is to hold, manage and dispose of investments in the Company. The principal business of Mr. Lawrie is serving as the Founder, Chief Executive Officer and Chief Investment Officer of The Lawrie Group. Mr. Lawrie is also the control person of the Sponsor.

(d)-(e)

During the last five (5) years, no Reporting Person has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Mr. Lawrie is a citizen of the United States of American.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the Common Stock reported in this Schedule 13D pursuant to the Merger Agreement (as defined in Item 4) and the related financing transactions, as more fully described in Item 4.

CUSIP No. 285046108	SCHEDULE 13D	Page 5 of 11 Pages

Item 4.	PURPOSE OF TRANSACTION

On November 13, 2022, the Issuer, Electriq Power, Inc., a Delaware corporation (“Electriq”), and Eagle Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into a Merger Agreement (as amended by the First Amendment dated December 23, 2022, the Second Amendment dated March 22, 2023 and the Third Amendment dated June 8, 2023, the “Merger Agreement”), pursuant to which Merger Sub merged with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of the Issuer (the “Merger”). As a result of the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Business Combination”), the separate corporate existence of Electriq ceased to exist and the holders of Electriq common stock, preferred stock, options, warrants and other convertible securities (collectively, the “Electriq equityholders”) became equityholders of the Issuer. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 through 2.4 to Amendment No. 5 to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on July 10, 2023 (the “Form S-4”). The Joint Proxy Statement/Consent Solicitation Statement/Prospectus that forms a part of the Form S-4 is referred to herein as the “Proxy Statement/Prospectus.”

On July 31, 2023 (the “Closing Date”), the Merger was consummated and in connection with the Merger and related financing transactions, (i) the Sponsor received 1,090,217 shares of Common Stock upon the conversion of an equal number of shares of the Class F common stock, par value $0.0001 per share (the “Class F Common Stock”), of the Issuer, (ii) the Sponsor received 1,000,000 warrants to purchase Common Stock at an exercise price of $6.57 per share (the “Warrants”) upon the conversion of $1.5 million of working capital loans previously made by the Sponsor to the Issuer, (iii) the Sponsor received 756,635 shares of Common Stock and 378,318 shares of Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of the Issuer upon the conversion of the remaining working capital loans previously made by the Sponsor to the Issuer, (iv) TLG Fund I, LP, a Delaware limited partnership controlled by Mr. Lawrie, received 500,000 shares of Common Stock upon the conversion of an equal number of shares of the Class F Common Stock, (v) JMLElectric LLC, a Delaware limited liability company controlled by Mr. Lawrie (“JML”), received 1,250,000 shares of Common Stock and 500,000 shares of Preferred Stock in exchange for shares of common stock, par value $0.0001 per share, of Electriq and shares of Series B Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of Electriq, respectively, (vi) Mr. Lawrie received 1,062,500 shares of Common Stock and 425,000 shares of Preferred Stock upon the conversion of certain secured convertible promissory notes (the “Lawrie Notes”) issued by Electriq in favor of Mr. Lawrie and (vii) Mr. Lawrie received 500,000 shares of Common Stock and 250,000 shares of Preferred Stock in exchange for $5.0 million. On the Closing Date and immediately following the Merger, the name of the Issuer was changed to “Electriq Power Holdings, Inc.”

The shares of Preferred Stock are entitled to receive cumulative dividends, payable in the form of shares of Preferred Stock, when, as and if declared at an annual rate of 15% of the $10.00 original issue price plus the amount (expressed as a number of shares of Preferred Stock) of any previously accrued and unpaid dividends, compounded annually. The accruing dividends will be calculated and compounded annually in arrears on each anniversary of the Closing Date. The shares of Preferred Stock will be redeemed on July 31, 2026 (the “Mandatory Redemption Date”). Each share of Preferred Stock will be subject to mandatory redemption after three years, at the option of the holder, for either (i) cash equal to $10.00 per share (the “Preferred Redemption Price”) or (ii) a number of shares of Common Stock equal to the quotient of the Preferred Redemption Price divided by the fair market value of a share of the Common Stock, subject to a maximum of 10 shares of Common Stock.

The Sponsor intends to make a distribution of all of the shares of Common Stock, shares of Preferred Stock and Warrants that it holds of record to its members on a pro rata basis, including TLG Acquisition Founder LLC (“TLG Founder”), which holds a 60% membership interest in the Sponsor. Mr. Lawrie is the sole member of TLG Founder and has sole voting and dispositive power over the securities held by TLG Founder. Subsequent to such distribution, Mr. Lawrie intends to cause TLG Founder to distribute all of the securities received from the Sponsor to JML. In addition, Mr. Lawrie intends to distribute all of the shares of Common Stock, shares of Preferred Stock and Warrants that he currently holds of record to JML.

CUSIP No. 285046108	SCHEDULE 13D	Page 6 of 11 Pages

On November 13, 2022, the Issuer, the Sponsor and certain former Electriq equityholders entered into a stockholders’ agreement (the “Stockholders’ Agreement”), pursuant to which the Sponsor is entitled to nominate one director until the date upon which Sponsor’s and its affiliates’ aggregate ownership interest of the issued and outstanding Common Stock decreases to one-half of the Sponsor’s and its affiliates’ aggregate ownership interest of the issued and outstanding shares of Common Stock. The Sponsor is entitled to designate one non-voting board observer until the date upon which the Sponsor holds less than 1% of the issued and outstanding Common Stock. The foregoing description of the Stockholders’ Agreement is qualified in its entirety by the full text of the Stockholders’ Agreement, a form of which is included as Exhibit A hereto.

On November 13, 2022, Mr. Lawrie entered into a lock-up agreement (as amended, the “Lock-up Agreement”) with Electriq and the Issuer in connection with the Business Combination. Pursuant to the Lock-up Agreement, Mr. Lawrie agreed, among other things, that his shares of Common Stock received as merger consideration (excluding approximately 5% of the Common Stock received by Mr. Lawrie in connection with the Business Combination but including (a) shares of Common Stock into which the Lawrie Notes were converted and (b) shares of Common Stock received by Mr. Lawrie in connection with his subscription for shares of Common Stock made in connection with the Business Combination) (such shares, the “Restricted Securities”) may not be transferred until the earlier to occur of (i) one year following the Closing Date and (ii) the date after the Closing Date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property (such period, the “First Lock-Up Period.”) Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of the Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the Restricted Securities is released from the Lock-Up Period and (ii) the volume weighted average price of the Common Stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the Restricted Securities will be released from the First Lock-Up Period. The foregoing description of the Stockholders’ Agreement is qualified in its entirety by the full text of the Stockholders’ Agreement, the First Amendment to the Stockholders’ Agreement and the Second Amendment to the Stockholders’ Agreement, forms of which are included as Exhibit B, Exhibit C and Exhibit D hereto, respectively.

CUSIP No. 285046108	SCHEDULE 13D	Page 7 of 11 Pages

On November 13, 2022, the Issuer entered into the Sponsor Agreement (as amended, the “Sponsor Agreement”) with the Sponsor, an affiliate of the Sponsor, Electriq, Mr. Lawrie and the Issuer’s other directors, whereby the Sponsor and such holders of Class F Common Stock agreed to waive certain of their anti-dilution and conversion rights with respect to their shares of Class F Common Stock. The Sponsor also agreed to subject its shares of Class F Common Stock to certain transfer restrictions as follows: with respect to all of the 1,090,217 shares of Class F Common Stock that were converted into an equal number of shares of Common Stock on the Closing Date (the “Retained Sponsor Shares”), the Sponsor agreed not to transfer such shares until the earliest to occur of (x) the one-year anniversary of the Closing Date, or (y) the date after the Closing Date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Common Stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period. Pursuant to the Sponsor Agreement, the Sponsor relinquished 5,000,000 shares of Class F Common Stock in connection with the extension of the time for the Issuer to complete its initial business combination and such shares have been cancelled and the Sponsor relinquished, for no consideration, 3,270,652 shares of Class F Common Stock and 4,666,667 private placement warrants on the Closing Date. The Sponsor converted all of the working capital loans it previously made to the Issuer into 756,635 shares of Common Stock and 378,318 shares of Preferred Stock pursuant to the Sponsor Agreement. The foregoing description of the Sponsor Agreement is qualified in its entirety by the full text of the Sponsor Agreement and the First Amendment to the Sponsor Agreement, which are included as Exhibit E and Exhibit F, respectively.

On July 31, 2023, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the Reporting Persons, JML, RBC Capital Markets LLC and certain former stockholders of Electriq, pursuant to which, among other things, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Common Stock that are held by the parties thereto from time to time. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, a form of which is included as Exhibit G hereto.

The Reporting Persons intend to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Persons may exchange information with other persons pursuant to appropriate confidentiality or similar agreements, which may include customary standstill provisions.

CUSIP No. 285046108	SCHEDULE 13D	Page 8 of 11 Pages

The Reporting Persons intend to review their investments in the Issuer on a continuing basis, taking into account various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable. The Reporting Persons may endeavor (i) to increase or decrease the Reporting Persons’ position in the Issuer through, among other things, the purchase or sale of the Common Stock and/or other equity, debt, derivative securities or instruments that are either convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock or other Securities without affecting the Reporting Persons’ beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a)—(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 39,120,937 shares of Common Stock, which is the sum of (i) 38,120,937 shares of Common Stock outstanding as of July 31, 2023 and (ii) 1,000,000 shares of Common Stock that the Sponsor may purchase upon exercise of the warrants reported herein.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Common Stock have been effected by any of the Reporting Persons during the past sixty (60) days.

CUSIP No. 285046108	SCHEDULE 13D	Page 9 of 11 Pages

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Sponsor is a party to the Stockholders’ Agreement, the Sponsor Agreement and the Registration Rights Agreement, each as described in Item 4. Mr. Lawrie is a party to the Lock-up Agreement, the Sponsor Agreement and the Registration Rights Agreement, each as described in Item 4.

Except as otherwise described in Item 4 and the Joint Filing Agreement attached as Exhibit H hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Form of Stockholders’ Agreement (incorporated herein by reference to Annex J to the Proxy Statement/Prospectus).

Exhibit B	Form of Lock-Up Agreement (incorporated herein by reference to Annex H to the Proxy Statement/Prospectus).

Exhibit C	Form of First Amendment to Lock-Up Agreement (incorporated herein by reference to Annex H-1 to the Proxy Statement/Prospectus).

Exhibit D	Form of Second Amendment to Lock-Up Agreement (incorporated herein by reference to Annex H-2 to the Proxy Statement/Prospectus).

Exhibit E	Sponsor Agreement, dated as of November 13, 2022, by and among TLG Acquisition One Corp., TLG Acquisition Founder LLC, Electriq Power, Inc., John Michael Lawrie and the other parties thereto (incorporated herein by reference to Annex D to the Proxy Statement/Prospectus).

CUSIP No. 285046108	SCHEDULE 13D	Page 10 of 11 Pages

Exhibit F	First Amendment to Sponsor Agreement, dated as of June 8, 2023, by and among TLG Acquisition One Corp., TLG Acquisition Founder LLC, Electriq Power, Inc., John Michael Lawrie and the other parties thereto (incorporated herein by reference to Annex D-1 to the Proxy Statement/Prospectus).

Exhibit G	Form of Amended and Restated Registration Rights Agreement (incorporated herein by reference to Annex F to the Proxy Statement/Prospectus).

Exhibit H	Joint Filing Agreement.

CUSIP No. 285046108	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2023

TLG ACQUISITION FOUNDER LLC

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Manager

/s/ John Michael Lawrie
JOHN MICHAEL LAWRIE